UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for May 31, 2013

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Dealings in securities by directors of major subsidiaries of Sasol and directors of Sasol during May 2013


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 - 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of Sasol:

Director
J C A Naude
Subsidiary
Sasol Synfuels (Pty) Ltd
Date transaction effected
22 May 2013
Number of shares
15 000
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market
Selling price per share
R426,50
Total value of sale
transaction
R6 397 500,00
Nature and extent of
director's interest
Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes


23 May 2013
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited



Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY A DIRECTOR OF MAJOR SUBSIDIARIES OF
SASOL

In compliance with paragraph 3.63 - 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following transactions in securities of Sasol by a director of major subsidiaries of Sasol:

Director
A M de Ruyter
Subsidiaries
Sasol Oil (Pty) Ltd and
Sasol Synfuels (Pty) Ltd
Date transaction effected
14 May 2013
Option offer date
09 September 2004
Option offer price
R111,20
Exercise date
22 September 2004
Exercise price
R122,01
Number of shares
2 200
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Selling price per share
R412,56
Total value of sale
transaction
R907 632,00
Nature and extent of
director's interest
Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

Director
A M de Ruyter
Subsidiaries
Sasol Oil (Pty) Ltd and
Sasol Synfuels (Pty) Ltd
Date transaction effected
14 May 2013
Option offer date
25 October 2004
Option offer price
R126,40
Exercise date
27 October 2004
Exercise price
R124,50
Number of shares
14 400
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Selling price per share
R412,51
Total value of sale
transaction
R5 940 144,00
Nature and extent of
director's interest
Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes



Director
A M de Ruyter
Subsidiaries
Sasol Oil (Pty) Ltd and
Sasol Synfuels (Pty) Ltd
Date transaction effected
14 May 2013
Option offer date
08 June 2006
Option offer price
R238,20
Exercise date
14 May 2013
Exercise price
R413,01
Number of shares
5 000
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market pursuant
to implementation of options
Selling price per share
R412,56
Total value of sale
transaction
R2 062 800,00
Nature and extent of
director's interest
Direct beneficial
Clearance given in terms of
paragraph 3.66

Yes

15 May 2013
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited




Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY DIRECTORS OF SASOL: VN FAKUDE
AND KC RAMON

In compliance with paragraph 3.63 - 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following transactions in securities of Sasol by directors of the Company:

Director
VN Fakude
Date transaction effected
14 May 2013
Option offer date
19 October 2005
Option offer price
R219,50
Exercise date
14 May 2013
Exercise price
R413,01
Number of shares
26 900
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market
pursuant to implementation of
options
Selling price per share
R412,06
Total value of sale transaction
R11 084 414,00
Nature and extent of Director's
interest
Direct beneficial
Clearance given in terms of
paragraph 3.66
Yes

Director
KC Ramon
Date transaction effected
14 May 2013
Option offer date
22 November 2006
Option offer price
R249,00
Exercise date
14 May 2013
Exercise price
R413,01
Number of shares
81 700
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares on-market
pursuant to implementation of
options
Selling price per share
R412,28
Total value of sale transaction
R33 683 276,00
Nature and extent of Director's
interest
Direct beneficial
Clearance given in terms of
paragraph 3.66
Yes

15 May 2013
Johannesburg

Issued by sponsor: Deutsche Securities (SA) Proprietary Limited













SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: May 31, 2013			By: 	V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary